Exhibit 21.1
Subsidiaries of the Registrant

Company Name	Jurisdiction of Organization
Shoals Intermediate Parent, Inc.	Delaware
Shoals Technologies Group, LLC	Tennessee
Shoals International, LLC	Delaware
Shoals Energy Spain, S.L.	Spain
Shoals Energy Australia Pty Ltd	Australia